1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 26, 2015

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Equity Trust
Post-Effective Amendment No. 54 to Registration Statement on Form N-1A
Securities Act File No. 33-25378
Investment Company Act File No. 811-05684

Dear Mr. Grzeskiewicz:

The Trust filed the Registration Statement on September 1, 2015. This letter responds to comments with respect to the Registration Statement that you provided in a telephone conversation with the undersigned on October 16, 2015. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1:     Please explain why the Fund’s fee table states “Generally None” with respect to the maximum deferred sales charge for Class A shares.

Response:     The Trust respectfully submits that the Staff previously had requested that registrants not include footnotes for contingent deferred sales charges (CDSCs) for large purchases in the Summary Prospectus when the Summary Prospectus was adopted and “Generally None” was the industry response to address the limited circumstances of large purchaser CDSCs.

The Trust has updated the disclosure in the fee table from “Generally None” to “None(1)” and included a footnote that states the following: (1) A contingent deferred sales charge of 1.00% will be applied if shares are redeemed within 12 months of purchasing Class A shares as part of an investment greater than $1,000,000 if no front-end sales charge was paid at the time of purchase and a concession was paid to the financial intermediary or dealer.

Comment No. 2:     Please confirm that the Fund is not expected to have acquired fund fees and expenses of one basis point or more.

New York Washington Paris London Milan Rome Frankfurt Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Response:     The Trust confirms that the Fund is not expected to have acquired fund fees and expenses of one basis point or more.

Comment No. 3:     Please include anticipated expenses with respect to short sales in the fee table.

Response:     The Trust does not view investing in short sales as a principal investment strategy and has removed the short sales disclosure in the “Principal Investment Strategies” section of the Summary Prospectus accordingly. The Trust believes that expenses with respect to short sales should not be included in the fee table as they are not expected to amount to one basis point or more.

Comment No. 4:     The Staff noted that the Fund stated that it would “normally” invest at least 80% of its assets in equity securities. Please disclose other securities in which the Fund would invest, including the credit quality and investment criteria for debt securities.

Response:     The Trust respectfully submits that the disclosure with respect to other securities in which the Fund would invest, including the credit quality and investment criteria for debt securities is already included in the “Principal Investment Strategies” section of the Prospectus as follows:

The Fund may also invest in debt securities of U.S. and foreign issuers which the Adviser believes offer attractive income streams, giving consideration to the creditworthiness of the issuer, maturity date and other factors, including industry sector and prevailing economic and market conditions. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. The Fund may invest in both investment grade and non-investment grade debt securities, with up to 15% of its net assets in non-investment grade debt securities. In selecting investments, an important focus of the Adviser is to identify investment opportunities where it believes dividends or interest payments are well supported by the underlying assets and earnings of an issuer.

Comment No. 5:     Please add the risks of short sales to the “Principal Investment Risks” section of the Summary Prospectus, as short sales were a principal investment strategy.

Response:     Per the Trust’s response to Comment No. 3 above, the Trust has removed the short sales disclosure from the “Principal Investment Strategies” section of the Summary Prospectus since it does not view investing in short sales as a principal investment strategy of the Fund. Accordingly, the Trust has not included short sales risk under the “Principal Investment Risks” section of the Summary Prospectus.

Comment No. 6:     The Staff noted that, if an investment strategy was not a material portion of the Fund’s portfolio, the Trust should consider moving it to the Statement of Additional Information (“SAI”). The Staff noted that this was a judgment call.

Response:     The Trust has taken the Staff’s comment into consideration and believes that the current placement of the disclosure on various investment strategies is appropriate.

Comment No. 7:     You asked the Trust to confirm that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute from the staff of the Securities and Exchange Commission regarding Derivatives-related disclosures by investment companies.

Response:     The Trust believes that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute.

Comment No. 8:     If the Trust reasonably anticipates that a strategy or investment might have a material effect on Fund performance or influence an investor’s decision to invest, the Trust should consider moving it to the Prospectus from the SAI.

Response:     The Trust has taken the Staff’s comment into consideration and does not believe any of the strategies or investments discussed in the SAI that are not already in the Prospectus need to be moved to the Prospectus.

Comment No. 9:     The Staff asked that a brief description of “valuation risk” be added to the “Principal Investment Risks” section of the Summary Prospectus.

Response:     The requested disclosure has been added as follows:

Valuation Risk – The sales price the Fund could receive for any particular portfolio investment may differ from the Fund’s valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued the security or had used a different valuation methodology. The Fund’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Enclosures

cc:	Matthew Breitman, Alpine Woods Capital Investors, LLC
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Neesa P. Sood, Willkie Farr & Gallagher LLP

Alpine Equity Trust

October 26, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Alpine Equity Trust
Securities Act File No. 33-25378
Investment Company Act File No. 811-05684

To Whom It May Concern:

In connection with its review of the Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A for Alpine Equity Trust as filed with the Commission on September 1, 2015 the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Alpine Equity Trust

By:	/s/ Ronald G. Palmer, Jr.
Name:	Ronald G. Palmer, Jr.
Title:	Chief Financial Officer